APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Game Over Arcade and Bar, LLC
Balance Sheet - unaudited
For the period ended 06/31/2021

		Current Period 06/31/2021
ASSETS		
Current Assets:		
Cash	$	30,000.00
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		30,000.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		4,800.00
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		4,800.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-

TOTAL ASSETS		**$**		**34,800.00**
LIABILITIES				
Current Liabilities:				
Accounts Payable		$		-
Business Credit Cards				-
Sales Tax Payable				-
Payroll Liabilities				-
Other Liabilities				-
Current Portion of Long-Term Debt				-
Total Current Liabilities				-
Long-Term Liabilities:				
Notes Payable				-
Mortgage Payable				-
Less: Current portion of Long-term debt				-
Total Long-Term Liabilities				-
EQUITY				
Capital Stock/Partner's Equity				34,800.00
Opening Retained Earnings				-
Dividends Paid/Owner's Draw				-
Net Income (Loss)				-
Total Equity				34,800.00
TOTAL LIABILITIES & EQUITY		**$**		**34,800.00**
Balance Sheet Check				-

2

I, Dominic Mathew Pirozzolo, certify that:

1. The financial statements of Game Over Bar and Arcade included in this Form are true and complete in all material respects; and
2. The tax return information of Game Over Bar and Arcade has not been included in this Form as Game Over Bar and Arcade was formed on 06/25/2021 and has not filed a tax return to date.

Signature   *Dominic Mathew Pirozzolo*

Name: Dominic Mathew Pirozzolo

Title: Owner/Operations Manager